787 Seventh Avenue
New York, NY 10019

Tel: 212 728 8000
Fax: 202 728 8111

January 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,044

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,044 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, iSharesBond 2017 Corporate Term ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

Initially, the Fund will seek to meet its investment objective by investing in individual securities which satisfy the criteria of the Barclays 2017 Maturity Corporate Index (the “Underlying Index”). In the future, the Fund may also invest in the securities of one or more underlying funds that themselves seek investment results corresponding to their own underlying indexes. The Fund may also invest in other exchange-traded funds (“ETFs”), U.S. government securities, short-term paper, cash and cash equivalents, including shares of money market funds advised by BlackRock Fund Advisors or its affiliates. The Fund may alter its allocation among direct investments in securities included in the Underlying Index and shares of one or more underlying funds over time. The Fund may periodically hold no interests in an underlying fund or solely shares of one or more underlying funds.

The Fund is a term fund that will terminate on or about March 31, 2017, at which time it will distribute its remaining net assets to shareholders pursuant to a plan of liquidation. The Fund does not seek to return any predetermined amount at maturity or in periodic distributions. The Underlying Index is composed of U.S. dollar denominated, taxable, investment-grade corporate bonds scheduled to mature after March 31, 2016 and before April 1, 2017. Components primarily include industrials, financials and utilities companies. The components of the Underlying Index, and the degree to which the components represent certain industries, may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 988 filed pursuant to Rule 485(b) on November 21, 2013, relating to the iShares Core MSCI EAFE ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 988, filed pursuant to Rule 485(b) on November 21, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer, Esq.
Michael Gung
Joel Whipple